UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 11-K

      (Mark One)

        |X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                For the fiscal year ended December 31, 1996

                                      OR

        |_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                For the transition period from ___________ to ______________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           CORE LABORATORIES, INC. PROFIT SHARING AND RETIREMENT PLAN

B. Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Core Laboratories, Inc.
                               5295 Hollister Road
                              Houston, Texas 77040

                                  SIGNATURE

   The Plan, Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  June 27, 1997


                                          CORE LABORATORIES, INC.
                                          PROFIT SHARING AND RETIREMENT PLAN

                                          By:
                                              Richard L. Bergmark

                             CORE LABORATORIES, INC.

                       PROFIT SHARING AND RETIREMENT PLAN

                     INDEX TO FINANCIAL STATEMENTS, EXHIBITS

                           AND SUPPLEMENTAL SCHEDULES

                                DECEMBER 31, 1996

                                                                                                                 PAGE(S)
                                                                                                                 -------
Report of Independent Public Accountants.....................................................................         1

Financial Statements-
   Statements of Net Assets Available for Benefits as of December 31, 1996 and 1995..........................         2
   Statement of Changes in Net Assets Available for Benefits for the Year Ended
     December 31, 1996.......................................................................................         3

Notes to Financial Statements................................................................................       4-7

Exhibits-
   Exhibit 1 - Statements of Net Assets Available for Benefits, With Fund Information as of
     December 31, 1996 and 1995..............................................................................       8-9
   Exhibit 2 - Statement of Changes in Net Assets Available for Benefits, With Fund
     Information for the Year Ended December 31, 1996........................................................        10

Supplemental Schedules-
   Schedule I - Schedule of Assets Held for Investment Purposes as of December 31, 1996......................        11
   Schedule II - Schedule of Reportable Transactions - Individual Transactions for the
     Year Ended December 31, 1996............................................................................        12
   Schedule III - Schedule of Reportable Transactions - Series of Transactions for the
     Year Ended December 31, 1996............................................................................        13

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the
Core Laboratories, Inc. Profit Sharing
and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of Core Laboratories, Inc. Profit Sharing and Retirement Plan (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in its net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes (Schedule I) and reportable transactions (Schedules II and III) are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                              ARTHUR ANDERSEN LLP

Houston, Texas
June 27, 1997

                             CORE LABORATORIES, INC.

                       PROFIT SHARING AND RETIREMENT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 1996 AND 1995

                                                        1996           1995
                                                    ------------   ------------
INVESTMENTS, at fair value-
   Fidelity Managed Income Portfolio .............  $  3,307,949   $  4,942,341
   Fidelity Asset Manager ........................     2,355,696      1,269,113
   Longleaf Partners Fund ........................     5,076,114      3,157,316
   Ivy International Fund ........................     1,384,322      1,077,376
   Core Laboratories N.V. Common Stock Fund ......     1,477,769           --
   Loans receivable from participants ............       515,745        515,001
   NationsBank Prime Portfolio Trust A Shares ....       134,360         93,532
                                                    ------------   ------------
         Total investments .......................    14,251,955     11,054,679

   Contributions receivable-
     Participants ................................        53,503          1,511
     Company .....................................       404,909        319,692

   Accrued interest and dividends receivable .....       789,620            202

ACCRUED PAYABLE ..................................      (118,142)       (98,905)
                                                    ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS ................  $ 15,381,845   $ 11,277,179
                                                    ============   ============



       The accompanying notes to financial statements are an integral part of these financial statements.

                             CORE LABORATORIES, INC.

                       PROFIT SHARING AND RETIREMENT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1996

ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
   Investment income-
     Interest and dividend income ...........................      $  1,233,352
     Realized gain on sale of investments ...................           178,622
     Net unrealized appreciation of investments .............           640,927
                                                                   ------------

         Total investment income ............................         2,052,901

   Contributions-
     Participant ............................................         1,391,484
     Company ................................................         1,133,408
     Rollover ...............................................           898,121
                                                                   ------------
                                                                      3,423,013
DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
   Expenses .................................................           (45,989)

   Distributions to participants ............................        (1,325,259)
                                                                   ------------
         Increase in net assets available for
           benefits for the year ............................         4,104,666

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year ........................................        11,277,179
                                                                   ------------
   End of year ..............................................      $ 15,381,845
                                                                   ============

       The accompanying notes to financial statements are an integral part of these financial statements.

                             CORE LABORATORIES, INC.

                       PROFIT SHARING AND RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1996

1.  SUMMARY OF SIGNIFICANT PLAN PROVISIONS:

The Core Laboratories, Inc. Profit Sharing and Retirement Plan (the "Plan") was established by Core Laboratories, Inc. (the "Company"), effective October 1, 1994. The Plan allows participants to contribute up to 12 percent of their compensation, as defined to the Plan on a pretax basis. The Company contributes to the account of each participant in the Plan up to 4 percent of each participant's compensation, as defined. The Company may, at its discretion, also contribute for a Plan year an additional amount with respect to each participant who has completed one year of service and is employed by the Company on the last day of such Plan year. The Company's board of directors shall determine whether such contribution shall be made for a Plan year, the matching percentage and the percentage of a participant's compensation upon which the match shall be based. Such Company contributions of $383,393 and $329,809 were approved by the board of directors in 1996 and 1995, respectively. The following description of key features of the Plan provide only general information. Participants should refer to the Plan document for a more complete explanation of the Plan's provisions as the Plan document is controlling at all times.

PLAN ADMINISTRATOR AND TRUSTEE

The Company is the Plan administrator of the Plan as defined under the Employee Retirement Income Security Act of 1974. The Company has contracted with Stone & Associates to maintain the Plan's participant account balances. NationsBank of Texas, N.A. (the "Trustee"), is the trustee of all investments held by the Plan. Effective January 1998, Bankers Trust Company will become the successor trustee.

ELIGIBILITY

Substantially all of the Company's employees are eligible to participate in the Plan. Participation may commence upon the later of such eligible employee's first day of the calendar quarter coincident with or following the date of hire or the date on which such employees attain the age of 21.

VESTING

Participants are fully vested in their contributions and related earnings/losses and vest in Company contributions and related earnings/losses at the rate of 20 percent for each year of service. Upon death, physical or mental disability, or normal retirement, participants become fully vested in Company contributions and related earnings/losses.

INVESTMENT PROGRAMS

Participants have the option of investing their contributions, the Company's matching contributions and any additional Company contributions in any of the following funds (description provided by investment managers).

         FIDELITY MANAGED INCOME PORTFOLIO--Investments are made in high-quality short- and long-term investment contracts with variable and fixed rates that have maturities of between one and seven years, with the objective of preservation of capital and a low risk level. The average aggregate yield of investments in this portfolio for the year ended September 30, 1996, was 5.98 percent. Investments are stated at contract value which approximates fair value.

         FIDELITY ASSET MANAGER--Investments are made in domestic and foreign stocks, bonds and short-term instruments with the objective of high return with reduced risk.

         LONGLEAF PARTNERS FUND--Investments are made in securities of companies having a market capitalization of $1 billion or less with the objective of long-term capital growth.

         IVY INTERNATIONAL FUND--Investments are made in foreign and domestic equity securities with the objective of long-term capital growth.

         CORE LABORATORIES N.V. COMMON STOCK FUND--As of January 1, 1996, participants had the option of investing in Core Laboratories N.V. common stock. Investments are in the common stock of the Company purchased at prevailing market prices.

Contributions may be invested in one fund or divided among two or more funds. Participants may transfer some or all of the balances out of any fund into one or any combination of the other funds once a quarter. (See Exhibits 1 and 2 for statements of net assets available for benefits, with fund information as of December 31, 1996 and 1995, and statement of changes in net assets available for benefits, with fund information for the year ended December 31, 1996.)

ASSET VALUATION

The assets of the Plan are recorded at cost in the participants' accounts and converted to market value for financial statement presentation. Pursuant to Department of Labor regulations, the realized gain or loss on the sale of the Plan assets and unrealized appreciation or depreciation of the Plan assets are based on the historical cost of those assets or the cost at the time of purchase, if acquired during the current year.

ADMINISTRATIVE EXPENSES

The Plan is responsible for its administrative expenses.

PRIORITIES UPON PLAN TERMINATION

The Company intends for the Plan to be permanent; however, in the event of discontinuance of contributions or termination of the Plan, the total balances of all participants shall become fully vested.

LOANS

The Plan permits participants to borrow the lesser of $50,000 or 50 percent of their vested account balances in the Plan. These loans bear interest at prime plus 1 percent and are repaid through payroll deductions over a period not to exceed 5 years.

WITHDRAWALS AND FORFEITURES

A participant may elect to receive benefit payments through any one of the several methods provided by the Plan upon termination, retirement or financial hardship. Participants can withdraw their after-tax contributions in cash without being suspended from making additional contributions to the Plan.

Upon termination of employment with the Company, any unvested Company contributions and related earnings/losses are forfeited. Participants returning to the Company within 60 months of their initial termination are entitled to have their previous account balance reinstated by the Company. During 1996 and 1995, $20,381 and $-, respectively, of forfeited balances were utilized to reduce the Company's contributions in the respective years.

Hardship withdrawals are allowed in the event of immediate and heavy financial need, subject to Internal Revenue Code (the "Code") provisions. The participants can withdraw up to 100 percent of their pre-tax contributions and are suspended for at least 12 months from making additional contributions to the Plan.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING

The accounts of the Plan are maintained by the Trustee on the cash basis of accounting. For financial reporting purposes, however, the financial statements have been prepared on the accrual basis of accounting.

INVESTMENT VALUATION

Plan investments are stated at fair value, as determined by the Trustee, primarily by reference to published market data.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumption that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

3.  TAX STATUS:

The Plan obtained its latest determination letter on November 12, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and tax-exempt as of the financial statement date.

4.  RECONCILIATION OF FORM 5500:

Benefits payable to participants, accumulated forfeitures and accrued loan principal reductions are included in net assets available for Plan benefits and are not reflected as a liability in the financial statements. As of December 31, 1996 and 1995, the benefits payable to participants total $265,827 and $233,142, respectively. The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 1996 and 1995:

                                                       1996            1995
                                                   ------------    ------------
Net assets available for benefits per the
 financial statements ..........................   $ 15,381,845    $ 11,277,179
   Less-
     Current amounts payable to participants
       at end of year ..........................       (265,827)       (233,142)
     Accumulated forfeitures at end of year ....           --           (15,073)
     Loan principal reduction payable at
       end of year .............................           --           (23,141)
                                                   ------------    ------------
Net assets available for benefits
  per the Form 5500 ............................   $ 15,116,018    $ 11,005,823
                                                   ============    ============

The following is a reconciliation of the increase in net assets per the financial statements to the Form 5500 for the years ended December 31, 1996:

Increase in net assets per the financial statements ...........     $ 4,104,666
   Add-
     Prior-year amounts payable to participants at
       end of year ............................................         233,142
   Less-
     Current amounts payable to participants at
       end of year ............................................        (265,827)
                                                                    -----------
Increase in net assets per the Form 5500 ......................     $ 4,071,981
                                                                    ===========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1996, but not yet paid as of that date.

                                                                       EXHIBIT 1
                             CORE LABORATORIES, INC.

                       PROFIT SHARING AND RETIREMENT PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1996

                                                                                                            CORE
                                                                                                         LABORATORIES
                                    FIDELITY                                                                 N.V.
                                     MANAGED       FIDELITY       LONGLEAF        IVY                      COMMON
                                     INCOME          ASSET        PARTNERS    INTERNATIONAL    LOAN         STOCK
                                    PORTFOLIO       MANAGER         FUND          FUND         FUND          FUND          TOTAL
                                   -----------    -----------    -----------    ----------   ---------    ----------   ------------
INVESTMENTS, at fair value-
   Pooled investment funds .....   $ 3,307,949    $ 2,355,696    $ 5,076,114    $1,384,322   $    --      $     --     $ 12,124,081
   Core Laboratories N.V .......
     common stock ..............          --             --             --            --          --       1,477,769      1,477,769
   NationsBank Prime Portfolio
     Trust A shares ............        21,683         21,851         60,347        11,015           2        19,462        134,360
   Loans receivable ............          --             --             --            --       515,745          --          515,745
                                   -----------    -----------    -----------    ----------   ---------    ----------   ------------
         Total investments .....     3,329,632      2,377,547      5,136,461     1,395,337     515,747     1,497,231     14,251,955

   Contributions receivable-
     Participants ..............         8,970         10,676         23,215         5,175        --           5,467         53,503
     Company ...................        80,665         79,072        167,805        46,876        --          30,491        404,909

   Accrued interfund transfers,
     net .......................      (112,541)        20,176       (262,194)       32,275          (2)      322,286           --

   Accrued interest and
     dividends receivable ......            98        143,131        614,316        31,997        --              78        789,620

   Other accrued receivable
    (payable) ..................       (44,947)          (251)         9,897           684     (83,951)          426       (118,142)
                                   -----------    -----------    -----------    ----------   ---------    ----------   ------------
NET ASSETS AVAILABLE FOR
 BENEFITS ......................   $ 3,261,877    $ 2,630,351    $ 5,689,500    $1,512,344   $ 431,794    $1,855,979   $ 15,381,845
                                   ===========    ===========    ===========    ==========   =========    ==========   ============

                               This exhibit is an
            integral part of the accompanying financial statements.

                                                                       EXHIBIT 1
                                                                       Continued
                             CORE LABORATORIES, INC.

                       PROFIT SHARING AND RETIREMENT PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1995

                                                                                                             CORE
                                                                                                          LABORATORIES
                                        FIDELITY                                                             N.V.
                                         MANAGED       FIDELITY     LONGLEAF       IVY                      COMMON
                                         INCOME         ASSET       PARTNERS   INTERNATIONAL     LOAN       STOCK
                                        PORTFOLIO      MANAGER       FUND          FUND          FUND        FUND         TOTAL
                                       -----------    ----------   ----------   -----------    ---------    --------   ------------
INVESTMENTS, at fair value-
   Pooled investment funds ..........  $ 4,942,341    $1,269,113   $3,157,316   $ 1,077,376    $    --      $   --     $ 10,446,146
   NationsBank Prime Portfolio
     Trust A Shares .................       24,568        23,657       36,631         8,676         --          --           93,532
   Loans receivable .................         --            --           --            --        515,001        --          515,001
                                       -----------    ----------   ----------   -----------    ---------    --------   ------------
         Total investments ..........    4,966,909     1,292,770    3,193,947     1,086,052      515,001        --       11,054,679

   Contributions receivable-
     Participants ...................          245           140        1,126          --           --          --            1,511
     Company ........................      127,640        54,769      105,659        31,624         --          --          319,692
   Accrued interfund transfers, net..     (939,211)      393,140      239,220      (290,041)        --       596,892           --
   Accrued interest and dividends
     receivable .....................           55            39           87            21         --          --              202
   Other accrued receivable (payable)     (153,364)       12,140       49,924        53,167      (60,772)       --          (98,905)
                                       -----------    ----------   ----------   -----------    ---------    --------   ------------
NET ASSETS AVAILABLE FOR BENEFITS ...  $ 4,002,274    $1,752,998   $3,589,963   $   880,823    $ 454,229    $596,892   $ 11,277,179
                                       ===========    ==========   ==========   ===========    =========    ========   ============

                               This exhibit is an
            integral part of the accompanying financial statements.

                             CORE LABORATORIES, INC.

                       PROFIT SHARING AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                                                           CORE
                                                                                                        LABORATORIES
                                      FIDELITY                                                              N.V.
                                       MANAGED      FIDELITY      LONGLEAF        IVY                      COMMON
                                       INCOME         ASSET       PARTNERS    INTERNATIONAL    LOAN        STOCK
                                      PORTFOLIO      MANAGER        FUND          FUND         FUND         FUND          TOTAL
                                     -----------   -----------   -----------   -----------   ---------   -----------   ------------
ADDITIONS TO NET ASSETS
 ATTRIBUTABLE TO:
   Investment income-
     Interest and dividend income..  $   245,936   $   191,194   $   718,424   $    39,785   $  36,556   $     1,457   $  1,233,352
     Realized gain on sale of
       investments ................         --          16,889       105,879        55,752        --             102        178,622
     Net unrealized appreciation
       of investments .............         --          49,189       151,667       120,584        --         319,487        640,927
                                     -----------   -----------   -----------   -----------   ---------   -----------   ------------
         Total investment income ..      245,936       257,272       975,970       216,121      36,556       321,046      2,052,901

   Contributions-
     Participants .................      253,884       285,240       624,643       153,778        --          73,939      1,391,484
     Company ......................      237,841       230,255       480,826       120,909        --          63,577      1,133,408
     Rollover .....................      138,133       220,799       378,237       113,145        --          47,807        898,121
                                     -----------   -----------   -----------   -----------   ---------   -----------   ------------
                                         629,858       736,294     1,483,706       387,832        --         185,323      3,423,013
   Interfund transfers, net .......   (1,118,902)      106,269        95,221       141,906      10,781       764,725           --

DEDUCTIONS FROM NET ASSETS
 ATTRIBUTABLE TO:
   Expenses .......................      (15,266)       (7,610)      (16,171)       (4,568)     (1,339)       (1,035)       (45,989)

   Distributions to participants ..     (482,023)     (214,872)     (439,189)     (109,770)    (68,433)      (10,972)    (1,325,259)
                                     -----------   -----------   -----------   -----------   ---------   -----------   ------------
         Increase (decrease) in
           net assets available for
           benefits for the year ..     (740,397)      877,353     2,099,537       631,521     (22,435)    1,259,087      4,104,666

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year ..............    4,002,274     1,752,998     3,589,963       880,823     454,229       596,892     11,277,179
                                     -----------   -----------   -----------   -----------   ---------   -----------   ------------
   End of year ....................  $ 3,261,877   $ 2,630,351   $ 5,689,500   $ 1,512,344   $ 431,794   $ 1,855,979   $ 15,381,845
                                     ===========   ===========   ===========   ===========   =========   ===========   ============

                               This exhibit is an
            integral part of the accompanying financial statements.

                                                                      SCHEDULE I
                             CORE LABORATORIES, INC.

                       PROFIT SHARING AND RETIREMENT PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1996

                                                                                                              CURRENT
    IDENTITY OF ISSUER                          DESCRIPTION OF INVESTMENT                       COST           VALUE
    ------------------                          -------------------------                  -------------   -------------
Fidelity Management Trust Company             Fidelity Managed Income Portfolio
                                                 (3,307,949 shares)                        $   3,307,949   $   3,307,949

Fidelity Management Trust Company             Fidelity Asset Manager (143,030 shares)          2,154,343       2,355,696

Southeastern Asset Management, Inc.           Longleaf Partners Fund (222,149 shares)          4,388,474       5,076,114

Ivy Management, Inc.                          Ivy International Fund (38,571 shares)           1,151,449       1,384,322

Core Laboratories, Inc. Profit Sharing        Loan Fund (interest rates ranging from
   and Retirement Plan*                          8.00% to 10.75%)                                515,745         515,745

Core Laboratories N.V                         Core Laboratories N.V. Common Stock
                                                 (88,225 shares)                               1,158,281       1,477,769

NationsBank of Texas, N.A.*                   NationsBank Prime Portfolio Trust A Shares
                                                 - Fidelity Managed Income Portfolio              21,683          21,683

NationsBank of Texas, N.A*                    NationsBank Prime Portfolio Trust A Shares
                                                 - Fidelity Asset Manager                         21,851          21,851

NationsBank of Texas, N.A.*                   NationsBank Prime Portfolio Trust A Shares
                                                 - Longleaf Partners Fund                         60,347          60,347

NationsBank of Texas, N.A.*                   NationsBank Prime Portfolio Trust A Shares
                                                 - Ivy International Fund                         11,015          11,015

NationsBank of Texas, N.A.*                   NationsBank Prime Portfolio Trust A Shares
                                                 - Loan Fund                                           2               2

NationsBank of Texas, N.A.*                   NationsBank Prime Portfolio Trust A Shares
                                                 - Core Laboratories N.V. Common Stock Fund       19,462          19,462
                                                                                           -------------   -------------
                                                                 Total                     $  12,810,601   $  14,251,955
                                                                                           =============   =============

*Party in interest.

                                                                     SCHEDULE II

                             CORE LABORATORIES, INC.

                       PROFIT SHARING AND RETIREMENT PLAN

          SCHEDULE OF REPORTABLE TRANSACTIONS - INDIVIDUAL TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                                                                  CURRENT
                                                                                                                   VALUE
                                                                                                                 OF ASSET ON   NET
                                                                                PURCHASE   SELLING              TRANSACTION   GAIN
      IDENTITY OF PARTY INVOLVED              DESCRIPTION OF ASSET               PRICE(a)   PRICE(b)   COST         DATE     (LOSS)
------------------------------------ ----------------------------------------   --------- ---------- ---------  ------------ ------
Fidelity Management Trust Company    Fidelity Managed Income Portfolio          $  -       $ 612,474 $ 612,474   $  612,474    $-

Fidelity Management Trust Company    Fidelity Managed Income Portfolio             -         782,773   782,773      782,773     -

Southeastern Asset Management, Inc.  Longleaf Partners Fund                       589,979     -        589,979      589,979     -

NationsBank of Texas, N.A.           NationsBank Prime Portfolio
                                       Trust A Shares (Fidelity Managed Income
                                       Portfolio)                                 692,968     -        692,968      692,968     -

NationsBank of Texas, N.A.           NationsBank Prime Portfolio Trust A Shares
                                       (Fidelity Managed Income Portfolio)         -         782,773   782,773      782,773     -

(a)Purchase price includes transaction expenses.
(b)Selling price is net of transaction expenses.

NOTE: This schedule includes each single transaction involving the same assets which amounts to more than 5 percent of Plan assets as of January 1, 1996.

                                      -12

                                                                    SCHEDULE III

                             CORE LABORATORIES, INC.

                       PROFIT SHARING AND RETIREMENT PLAN

          SCHEDULE OF REPORTABLE TRANSACTIONS - SERIES OF TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                                                               CURRENT VALUE
                                                                                                                OF ASSET ON
                                                                            PURCHASE    SELLING                 TRANSACTION     NET
  IDENTITY OF PARTY INVOLVED             DESCRIPTION OF ASSET               PRICE(a)    PRICE(b)      COST          DATE       GAIN
------------------------------------ ------------------------------------ ----------- -----------  ----------- ------------  -------
Fidelity Management Trust Company    Fidelity Managed Income Portfolio    $   844,006 $ 2,478,398  $ 2,478,398  $ 2,478,398  $  -
Fidelity Management Trust Company    Fidelity Asset Manager                 1,209,761     189,256      172,367      189,256   16,889
Southeastern Asset Management, Inc.  Longleaf Partners Fund                 2,185,447     524,195      418,316      524,195  105,879
Ivy Management, Inc.                 Ivy International Fund                   521,231     390,621      334,869      390,621   55,752
Core Laboratories N.V. Common Stock  Core Laboratories N.V. Common
                                       Stock Fund                           1,158,632         452          350          452      102
NationsBank of Texas, N.A.           NationsBank Prime Portfolio
                                       Trust A Shares (Fidelity Managed
                                       Income Portfolio)                    1,858,367   1,861,252    1,861,252    1,861,252      -
NationsBank of Texas, N.A.           NationsBank Prime Portfolio
                                       Trust A Shares (Fidelity Asset
                                       Manager)                             1,065,280   1,067,086    1,067,086    1,067,086      -
NationsBank of Texas, N.A.           NationsBank Prime Portfolio
                                       Trust A Shares (Longleaf Partners
                                       Fund)                                1,810,444   1,786,728    1,786,728    1,786,728      -
NationsBank of Texas, N.A.           NationsBank Prime Portfolio
                                       Trust A Shares (Ivy International
                                       Fund)                                  623,322     620,983      620,983      620,983      -
NationsBank of Texas, N.A.           NationsBank Prime Portfolio
                                       Trust A Shares (Loan Fund)             143,092     143,090      143,090      143,090      -
NationsBank of Texas, N.A.           NationsBank Prime Portfolio
                                       Trust A Shares (Core Laboratories
                                       N.V. Common Stock Fund)                 69,403      49,941       49,941       49,941      -

(a)Purchase price includes transaction expenses.
(b)Selling price is net of transaction expenses.

NOTE: This schedule includes each series of transactions involving the same assets which amounts to more than 5 percent of Plan assets as of January 1, 1996.

                                      -13-